As filed with the Securities and Exchange Commission on May 20, 2009
Registration No. 333-143819

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO.
     ☒ POST-EFFECTIVE AMENDMENT NO. 13

PROSPECT CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 44th Floor
New York, NY 10016

(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code:  (212) 448-0702

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)

Copies of information to:
Richard T. Prins
Skadden Arps Slate Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

Approximate date of proposed public offering:
From time to time after the effective date of this registration statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box ☒

Explanatory Note and Incorporation by Reference

This Post-Effective Amendment No. 13 to the Registration Statement on Form N-2 (File No. 333-143819) of Prospect Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 13 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 13 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 13 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C — Other Information

 ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1)   Financial Statements

The following statements of Prospect Capital Corporation (the "Company" or the "Registrant") are included in Part A of this Registration Statement:

INDEX TO FINANCIAL STATEMENTS
Financial Statements

UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Assets and Liabilities as of September 30, 2008 (Unaudited) and June 30, 2008
Consolidated Statements of Operations (Unaudited) — For the Three Months Ended September 30, 2008 and September 30, 2007
Consolidated Statements of Changes in Net Assets (Unaudited) — For the Three Months Ended September 30, 2008 and September 30, 2007
Consolidated Statements of Cash Flows (Unaudited) — For the Three Months Ended September 30, 2008 and September 30, 2007
Consolidated Schedule of Investments as of September 30, 2008 (Unaudited) and June 30, 2008 (Audited)
Notes to Consolidated Financial Statements (Unaudited)

AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Assets and Liabilities as of June 30, 2008 and June 30, 2007
Consolidated Statements of Operations — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Statements of Changes in Net Assets — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Statements of Cash Flows — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Schedule of Investments as of June 30, 2008
Consolidated Schedule of Investments as of June 30, 2007
Notes to Financial Statements

(2)  Exhibits

Exhibit No.	Description
(a)(1)	Articles of Incorporation[1]
(a)(2)	Articles of Amendment and Restatement[2]
(a)(3)	Articles of Amendment[5]
(b)(1)	Bylaws[2]
(b)(2)	Amended and Restated Bylaws[2]
(c)	Not Applicable
(d)(1)	Form of Share Certificate[2]
(d)(2)	Form of Indenture†
(e)	Form of Dividend Reinvestment Plan[2]
(f)	Not Applicable
(g)	Form of Investment Advisory Agreement between Registrant and Prospect Capital Management LLC[2]

Exhibit No.	Description

(h)	Underwriting Agreement†
(i)	Not Applicable
(j)	Form of Custodian Agreement[3]
(k)(1)	Form of Administration Agreement between Registrant and Prospect Administration LLC[2]
(k)(2)	Form of Transfer Agency and Registrar Services Agreement[3]
(k)(3)	Form of Trademark License Agreement between the Registrant and Prospect Capital Management[2]
(k)(4)
Loan and Servicing Agreement dated June 6, 2007 among Prospect Capital Funding, LLC, Prospect Capital Corporation, and Coöperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch[5]

(k)(5)
First Amendment to Loan and Servicing Agreement dated December 31, 2007 among Prospect Capital Funding LLC, Prospect Capital Corporation and Coöperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch[7]

(l)(1)	Opinion and Consent of Clifford Chance US LLP, counsel for Registrant[5]
(l)(2)	Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant[5]
(m)	Not Applicable
(n)	Consent of independent registered public accounting firm for Registrant[8]
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics[6]
____________________
1
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.

2
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

3
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 23, 2004.

4	Incorporated by reference to the corresponding exhibit number to the Registrant's Form 8-K under the Securities Act of 1933.
5
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on September 5, 2007.

6
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

7	Incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-Q filed on February 11, 2008.
8
Incorporated by reference to the corresponding exhibit number to the Registrant's Post-effective Amendment No. 10 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on March 16, 2009.

†	Filed herewith.

 ITEM 26.  MARKETING ARRANGEMENTS

The information contained under the heading "Plan of Distribution" on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

 ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**

Commission registration fee	$15,350
NASDAQ Global Select Additional Listing Fees	22,500
FINRA filing fee	50,500
Accounting fees and expenses	50,000
Legal fees and expenses	750,000
Printing and engraving	700,000
Financial advisory fee	10,000
Miscellaneous fees and expenses	15,000
Total	$1,613,350
____________________
**           These amounts are estimates.

All of the expenses set forth above shall be borne by the Company.

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

As of March 31, 2009, the Registrant owns a controlling interest in the following companies: a 78.01% interest in Ajax Acquisitions Corp., a Delaware corporation; a 40% interest in C&J Cladding, LLC, a Delaware limited liability company; a 100% interest in Change Clean Energy Holdings, Inc., a Delaware corporation (as well as an indirect controlling interest in DownEast Power Company, LLC, a Delaware limited liability company); a 51% interest in Worcester Energy Corporation, a Maine limited liability company; a 100% interest in Worcester Energy Holdings, Inc., a Maine corporation (as well as an indirect controlling interest in Biochips LLC, a Maine corporation 51% owned by Worcester Energy Holdings, Inc.); a 51% interest in Worcester Energy Partners, Inc., a Delaware corporation (as well as an indirect controlling interest in Precision Logging & Landclearing, Inc., a Delaware corporation 100% owned by Worcester Energy Partners, Inc.); a 49% interest in Integrated Contract Services, Inc., a Delaware corporation; a 100% interest in The Healing Staff, f/k/a Lisamarie Fallon, Inc., a  Texas  corporation; a 100% interest in Vets Securing America, Inc., a  Delaware  corporation; a 79.83% interest in Iron Horse Coiled Tubing, Inc., an Alberta corporation; a 100% interest in Gas Solutions Holdings, Inc., a Delaware corporation; a 80% interest in NRG Manufacturing, Inc., a Texas corporation; a 74.51% interest in R-V Industries, Inc., a Pennsylvania corporation; and a 100% interest in Yatesville Coal Holdings, Inc., a Delaware corporation (as well as indirect controlling interests in Eastern Kentucky Coal Holdings, Inc., a Delaware corporation, North Fork Collieries LLC, a Delaware limited liability company, E&L Construction Inc., a Kentucky corporation and C&A Construction Inc., a Kentucky corporation, each of which is 100% owned by Yatesville, and Genesis Coal Corp., a Kentucky corporation 78% owned by Yatesville).

Prospect Capital Management LLC, a Delaware limited liability company, owns shares of the Registrant, representing 2.65% of the common stock outstanding.  Without conceding that Prospect Capital Management controls the Registrant, an affiliate of Prospect Capital Management is the general partner of, and may be deemed to control, the following entities:

Name	Jurisdiction of Organization
Prospect Street Ventures I, LLC	Delaware
Prospect Management Group LLC	Delaware
Prospect Street Broadband LLC	Delaware
Prospect Street Energy LLC	Delaware
Prospect Administration LLC	Delaware

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at March 31, 2009.

Title of Class	Number of Record Holders
Common Stock, par value $.001 per share	46

ITEM 30.  INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.  Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.  Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.  The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.  In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity.  Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.  In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management LLC (the "Adviser") and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Investment Advisory Agreement or otherwise as an Investment Adviser of the Company.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC's services under the Administration Agreement or otherwise as administrator for the Company.

The Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a "Sub-Administrator") pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities hereunder.  Any such sub-administration agreements shall be in accordance with the requirements of the 1940 Act and other applicable U.S. Federal and state law and shall contain a provision requiring the Sub-Administrator to comply with the same restrictions applicable to the Administrator.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing member, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled "Management." Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No.801-62969), and is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)  the Registrant, Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016;

(2)  the Transfer Agent, American Stock Transfer & Trust Company;

(3)  the Custodian, U.S. Bank National Association; and

(4)  the Adviser, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

ITEM 33.  MANAGEMENT SERVICES

Not Applicable.

ITEM 34.  UNDERTAKINGS

1.  The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2.  Any securities not taken in a rights offering by stockholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof.  If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

3.  The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)
that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)
to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant's ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 20th day of May, 2009.

PROSPECT CAPITAL CORPORATION
By:	/s/ John F. Barry III
John F. Barry III
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 20, 2009.  This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ John F. Barry III	Chief Executive Officer and Chairman of the Board of
John F. Barry III	Directors (principal executive officer)

/s/ M. Grier Eliasek	Chief Operating Officer and Director
M. Grier Eliasek

/s/ Brian H. Oswald	Chief Financial Officer, Treasurer and Secretary
Brian H. Oswald	(principal financial and accounting officer)

/s/ Graham D.S. Anderson	Director
Graham D.S. Anderson

/s/ Andrew C. Cooper	Director
Andrew C. Cooper

/s/ Eugene S. Stark	Director
Eugene S. Stark

INDEX TO EXHIBITS

(h)	Underwriting Agreement